
October 26, 2009

<u>Via U.S. Mail</u>

Guy Brusciano
Chief Executive Officer
Cedar Creek Mines Ltd.
4170 Still Creek Drive, Suite 200
Burnaby, B.C.
Canada V5C 6C6

      **Re: Cedar Creek Mines Ltd.
           Amendment No. 1 to Registration Statement on Form S-1
           File No. 333-160552
           Filed October 13, 2009**

Dear Mr. Brusciano:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   We note your audited financial information is for the period ending May 31, 2009. In your amended S-1, please update your financial information as required by Rule 8-08 of Regulation S-X. Please note that an updated auditor's consent

will also be required.

2.   We note your disclosure in Note 2(e) and Note 9 reflects the period ended
        February 28, 2009. In your amended S-1, update the disclosure throughout your
        filing to ensure it reflects the proper period of your financial statements.

Consolidated Statement of Operations, page F-4

3.   We note your gain on forgiveness of debt in the amount of $11,071 for the year
        ended May 31, 2009. Please update your amended S-1 to disclose your
        accounting and the factors behind the recognition of this other income.

Closing Comments

        Please amend your registration statement in response to these comments. You
may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our
comments and provides any requested supplemental information. Detailed cover letters
greatly facilitate our review. Please understand that we may have additional comments
after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the
registration statement as a confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the
securities specified in the above registration statement. We will act on the request and,
pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of
a registration statement. Please allow adequate time after the filing of an amendment for
further review before submitting a request for acceleration. Please provide this request at
least two business days in advance of the requested effective date.

You may contact Bob Carroll at (202) 551-3362 or Sandra Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact Tracey L. McNeil at (202) 551-3392 or, in her absence, Michael E. Karney at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile
        Michael Shannon
        (604) 684-0916